FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Royal Dutch Shell plc : RDS Buybacks to Continue in June Close Period

LONDON, June 27/PRNewswire-FirstCall/ -- Royal Dutch Shell plc (NYSE: RDS.A , NYSE: RDS.B) announces that it will undertake an irrevocable, non-discretionary programme to purchase 'A' Shares, for cancellation, during its second quarter results close period, which commences on 28 June 2006 and ends on 27 July 2006.

Any purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares and Chapter 12 of the UK Listing Rules. The maximum price paid per share will be limited to 5% above the average market value of the Company's equity shares for the 5 business days prior to the day any purchase is made.

Source: Royal Dutch Shell plc Enquiries: Institutional Investors, UK: Gerard Paulides, +44-(0)20-7934-6287. placeEurope: Tjerk Huysinga, +31-70-377-3996. USA: Harold Hatchett, +1-212-218-3112

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

This announcement contains forward-looking statements that are subject to risk factors. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: the failure of the the unification transaction to achieve the expected benefits; and other factors affecting the Shell Group's businesses generally, including, but not limited to, price fluctuations in crude oil, natural gas and refined products, changes in demand for the Shell Group’s products, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries and countries subject to international sanctions, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F/A of Royal Dutch and Shell Transport for the year ending December  31, 2005 for a description of certain important factors, risks and uncertainties that may affect the businesses of the Shell Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 4 July 2006